July 19, 2024

Simon Allen
Chief Executive Officer
McGraw Hill, Inc.
8787 Orion Place
Columbus, Ohio 43240

       Re: McGraw Hill, Inc.
           Amendment No. 5 to Draft Registration Statement on Form S-1 Submitted June 28, 2024
           CIK No. 0001951070
Dear Simon Allen:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
March 22, 2023 letter.

Amendment No. 5 to Draft Registration Statement Submitted June 28, 2024
Business
Legal Proceedings, page 141

1. Please revise this section to describe briefly material pending legal proceedings, as required by Item 103 of Regulation S-K. Include the cross-reference to more detailed disclosure in notes to your financial statements.
Exhibits

2. Please file the separation agreements with Garet Guthrie and Angelo T. DeGenaro as exhibits, or tell us why you are not required to do so. Refer to Item 601(b)(10) of
       Regulation S-K.
 July 19, 2024
Page 2

       Please contact Charles Eastman at 202-551-3794 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing